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                             March 10, 2022

       John Hartung
       Chief Financial Officer
       Chipotle Mexican Grill, Inc.
       610 Newport Center Drive, Suite 1400
       Newport Beach, CA 92660

                                                        Re: Chipotle Mexican
Grill, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 11,
2022
                                                            Item 2.02 Form 8-K
dated February 8, 2022
                                                            File No. 001-32731

       Dear Mr. Hartung:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 25

   1. Please provide a comparable analysis of material changes in your cash flows from operating, investing,
and financing activities between the periods presented. In your analysis, please
explain the underlying reasons affecting the comparability of your cash flows. Refer to Item
303 of Regulation S-K.
       Item 2.02 Form 8-K dated February 8, 2022

       Exhibit 99.1

   2. Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in
calculating the adjusted net income, adjusted diluted earnings per share,
 John Hartung
Chipotle Mexican Grill, Inc.
March 10, 2022
Page 2
         and adjusted effective income tax rate non-GAAP measures in each reporting period presented. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance
         and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameJohn Hartung                            Sincerely,
Comapany NameChipotle Mexican Grill, Inc.
                                                          Division of
Corporation Finance
March 10, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName